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                                                                    Exhibit 99.2



                               PETER R. THOMPSON
                         ATTORNEY AND COUNSELOR AT LAW
                              15902 SPECTRUM DRIVE
                                   SUITE 600
                              ADDESON, TEXAS 75801

                         -----------------------------
                            TELEPHONE (972) 851-6918
                            FACSIMILE (972) 851-6922


                                 June 16, 2000


Kevin P. Maloney, President
National Institute Companies of America, Inc.
55 South Main Street, Suite 200
Washington, PA 15301


                    Re: Mortgage Bankers Holding Corp.
                        Stock Purchase Agreement


Dear Mr. Maloney:

         You have requested that my firm provide National Institute Companies of America, Inc. (the "Company"), previously known as Mortgage Bankers Holding Corporation ("MBHC") with an opinion of counsel regarding the Mortgage Bankers Holding Corp. Stock Purchase Agreement ("Agreement") dated December 8, 1998 and executed effective March 14, 1999, wherein Mortgage Bankers Holding Company, James L. Burmeister ("Burmeister") and National Institute Companies of America, Inc. were parties. Your request focuses particularly on (1) whether or not the Company effectively gained control of the stock and assets of National Institute Companies of America, the entity previously owned by Burmeister, under the Agreement and (2) whether or not the Company is obligated to pay any further consideration to Burmeister under the Agreement.

         In March of 2000, my firm was retained by the Company to investigate certain matters involving the conduct of Burmeister prior to the consummation of the Agreement, as well as activities which occurred subsequent to the execution of the Agreement, to determine whether or not Burmeister had engaged in fraudulent activities regarding the sale of National Institute Companies of America to the Company. The investigation resulted in the conclusion that several acts of fraud had occurred prior to the Agreement being finalized and that Burmeister continued to engage in activities which were damaging to the Company after the Agreement was executed. The primary nature of the fraudulent acts were material misrepresentations regarding the financial history of National Institute Companies of America made to induce the Company to enter into the Agreement; failure to pay commissions to the Company and converting those commissions to his own use subsequent to the consummation of the Agreement. The evidence also indicated that Burmeister had breached his fiduciary duties to the Company through use of Company property and Company personnel to further his own economic interests which were adverse to the interests of the Company. Burmeister also tortiously interfered with the Company's business by misrepresenting facts to Company employees, clients and customers for the purpose of damaging
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Kevin P. Maloney, President
June 16, 2000
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the Company's reputation.

         The Company, then known as MBHC, instituted suit against Burmeister in the 134th Judicial District Court of Dallas County, Texas in Cause Number 00-2349-G, entitled Plaintiff's Original Petition, Application for Temporary Restraining Order, and Application for Temporary Injunction and Permanent Injunction. The suit seeks injunctive relief, damages and attorneys fees. On March 30, 2000, the Court granted the Company's request for a Temporary Restraining Order (TRO) and the TRO was extended by the Court on April 10, 2000. A mediation between the parties to the suit was unproductive and the case is on a standard course of discovery and, ultimately, trial of the issues. The TRO has expired and the Company elected to forego its right to seek a Temporary Injunction since it believes that any further damage which could be inflicted by Burmeister would be offset by aggressive marketing and expansion of the Company's business plan. No counterclaim has been filed as of this date, although the Company has been advised that such a counterclaim probably will be forthcoming.

         Under the laws of the State of Texas, a party who is defrauded in a contractual relationship has the option to stand on the bargain or seek rescission of the contract. A defrauded party who elects to stand on the contract is not required to pay any further consideration to the perpetrator of the fraud, nor can the perpetrator rely upon other provisions of the contract. Further, it is well established in Texas law that stock certificates are a mere indicia of title and that a transfer of shares may take place even though the actual shares are not delivered where it is clear that the transferor and transferee had a meeting of the minds.

         In the instant case, there was clearly a meeting of the minds between the parties to the Agreement which is evidenced by their signatures on the Agreement. Further, we believe the evidence will substantiate our claims of fraud and fraudulent inducement. The evidence will show that Burmeister grossly overstated the revenue stream generated by the National Institute Companies in order to induce the Company into paying excessive consideration for the acquisition. In the opinion of the undersigned, a high degree of probability exists that the verdict will deny Burmeister any further payments under the Agreement and the court will rule as a matter of law that the stock of the National Institute Companies of America, Inc. was transferred to the Company under the Agreement.

         The law and the facts of this case further support the opinion that the verdict will award the Company damages against Burmeister for the commissions that he wrongfully converted to his own use.

         A final issue to be addressed is that the Agreement states in paragraph
7.04 that disputes related to the Agreement will be governed by the laws of the State of New York. The Company




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Kevin P. Maloney, President
June 16, 2000
Page 3

elected to pursue its remedies in Texas and the Burmeister did not challenge that election in his responsive pleading. Therefore, the Agreement has been effectively amended by the parties actions and conduct and the laws of the State of Texas will govern the outcome of this litigation.

        This opinion is limited to the matters set forth and does not purport to address issues directly or by inference not specifically addressed herein.


                                        Very truly yours,


                                        Peter R. Thompson